August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (213) 687-8792

Mr. David H. Hannah
Chief Executive Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue
Suite 5100
Los Angeles, CA 90071

> **Re: Reliance Steel & Aluminum Co.**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 001-13122**

Dear Mr. Hannah:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 6

1. You indicate that the committee receives compensation recommendations, as well as data, from the company's "management." Please identify the persons encompassed by the term "management" and discuss the nature of the recommendations provided.

2. Please revise to more fully describe the functions performed by your compensation consultants to address, for each compensation consultant, the nature and scope of its assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

3. We note that you have identified several companies that you have relied upon for benchmarking purposes. In addition, please identify the Fortune 1000 companies located in the Pacific Southwest region against which you benchmark compensation. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Elements, page 8

4.   Please revise your Compensation Discussion and Analysis to provide a more detailed analysis of how the committee determined specific levels of compensation and how decisions regarding each component of compensation affected determinations regarding other elements. See Item 402(b)(1) of Regulation S-K. For example, please provide disclosure relating to how you arrived at and why you paid the compensation awarded under the cash incentive plan. As another example, please expand your analysis relating to how you determined specific equity awards. In the latter regard, although you disclose the existence of a variety of factors the committee considered in determining the appropriate amount and mix of equity compensation, we request further disclosure regarding the specific quantitative or qualitative factors upon which the committee based its determinations for this form of compensation. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items

it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Base Salary and Incentive Bonus, page 8

5. We note your disclosure here and on page 17 relating to the Key-Man Incentive Plan. Please provide a complete analysis of the features and operation of the plan, including a materially complete description of how the bonus pool is calculated, a discussion of the role of the board of directors, and an explanation of the ranking system.

6. It is unclear whether your incentive plans incorporate targets or other performance objectives. Please revise your disclosure to clarify. To the extent that targets are incorporated, you are required to disclose the terms of the necessary targets or other performance objectives to be achieved in order for your executive officers to earn their incentive compensation for the fiscal year for which compensation is being reported and the current fiscal year to the extent those objectives have been established. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. Your disclosure suggests that different elements of compensation (such as incentive compensation and stock awards) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

<u>Summary Compensation Table, page 14</u>

8. We note the introductory paragraph to the Grants of Plan Based Awards table. Please note that, to the extent that the Key-Man Incentive Plan is either an equity or non-equity incentive plan, estimated future payouts must be disclosed as required by Item 402(d) of Regulation S-K. Accordingly, please consider whether your annual incentive awards are made pursuant to an equity or non-equity incentive plan and, to the extent necessary revise the disclosure you have provided pursuant to paragraphs (c) and (d) of Item 402 of Regulation S-K accordingly.   Please refer to the definitions of "plan" and "non-equity incentive plan" contained in paragraphs (a)(6)(ii) and (iii) of the Item 402 of Regulation S-K. For additional guidance, refer to Question 4.02 of the February 12, 2007 update.

<u>Outstanding Equity Awards at 2006 Fiscal Year-End, page 16</u>

9. As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end must be disclosed by footnote to the applicable column where the outstanding award is reported.

<u>Director Summary Compensation Table, page 20</u>

10. For each director, please disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

<u>Committees, page 23</u>

11. We note that the compensation committee "assists" the board and "recommends" annual and long-term compensation. Please revise this section to expand your disclosure to discuss in greater detail the compensation committee's responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 407(e)(3)(i) of Regulation S-K.

<u>Certain Transactions, page 28</u>

12. Please provide the disclosure required by Item 404 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor